19007485

S

Washington, D.C. 20549

Mail Processing Section

MAR 05 2019

Washington DC 413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-305113~~ 8-30511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 35th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Moreno 212-688-2156 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners
(Name – *if individual, state last, first, middle name*)

69B Monroe Avenue (Address) Pittsford (City) NY (State) 14534 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revere Securities LLC, as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Executive Officer

Title

Notary Public

EILEEN CLAUDIO
Notary Public, State of New York
No. 01CL6317047
Qualified in Kings County
Term Expires December 22, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVERE SECURITIES LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69B MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Revere Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Revere Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Revere Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Revere Securities, LLC's management. Our responsibility is to express an opinion on Revere Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Revere Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I through III has been subjected to audit procedures performed in conjunction with the audit of Revere Securities, LLC's financial statements. The supplemental information is the responsibility of Revere Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs PLLC

We have served as Revere Securities, LLC's auditor since 2016.

Pittsford, New York
February 28, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

REVERE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		
Current assets:		
Receivables from clearing broker		132,573
Other receivables		39,702
Prepaid expenses and other current assets		63,143
Total current assets		235,418
Furniture and equipment, net of accumulated depreciation		3,492
Other assets:		
Deposit accounts with clearing brokers		361,050
Security deposits		25,922
Total other assets		386,972
Total assets	$	**625,882**
Liabilities and Member's Equity		
Liabilities:		
Current liabilities:		
Accounts payable, accrued expenses and other liabilities	$	214,776
Commissions payable		124,248
Total liabilities		339,024
Member's equity:		
Member's equity		286,858
Total liabilities and member's equity	$	**625,882**

The accompanying notes are an integral part of these financial statements.

REVERE SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenues:		
Commissions	$	2,560,578
Commissions on annuity contracts		113,201
Management fee income		961,832
Principal transactions		334,527
Other Income		589,054
Total revenues		**4,559,192**
Expenses:		
Commissions		1,817,479
Clearing and execution		316,470
Compensation and benefits		1,185,995
Occupancy		353,727
Travel and entertainment		41,090
Professional fees		144,411
Insurance		68,140
Consulting fees		204,486
Administrative and general		433,010
Total expenses		**4,564,809**
Net Loss	**$**	**(5,617)**

The accompanying notes are an integral part of these financial statements.

REVERE SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

	Total
Balance- beginning of year	$ 292,475
Capital Contributions	$ -
Capital Withdrawals	$ -
Net Loss	$ (5,617)
Balance-end of year	$ 286,858

The accompanying notes are an integral part of these financial statements.

REVERE SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities		
Net Loss	$	(5,617)
Adjustments to reconcile net loss to net cash and deposit with clearing brokers by operating activities.		
Depreciation		1,917
Change in operating assets and liabilities		
Receivables from clearing broker		74,507
Other receivables		4,207
Prepaid expenses and other current assets		(14,521)
Security deposits		(72)
Accounts payable, accrued expenses and other liabilities		66,243
Commissions payable		4,995
Net cash provided by operating activities		131,659
Net increase in cash and cash equivalents and deposit account with clearing brokers		131,659
Cash and cash equivalents, beginning of year		1,100
Deposit account with clearing brokers, beginning of year		228,291
		361,050
Cash and cash equivalents, end of year	$	-
Deposit account with clearing brokers, end of year	$	361,050
	$	361,050

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Revere Securities LLC (the "Company"), a wholly owned subsidiary of Revere Investment Holdings LLC ("Holdings") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is organized in Delaware and is headquartered in New York City with offices in Florida, Massachusetts, and Ohio.

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory services throughout the United States. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities and therefore has claimed exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule. In addition, the Company is also exempt from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule, for private placements.

The Company also earns commissions on negotiating the sale of annuity contracts.

Holding's liability is limited to the amount of its investment in the Company. The liability of Holdings for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limits. Clearing deposits represent required deposits that need to be segregated by the clearing broker.

Revenue Recognition

The Company records security transactions, including commission revenue and expense on a trade-date basis as trades are executed for clients. The Company also earns commissions from the sale of annuity products which are recorded when the annuity contracts have been signed. Investment banking fees and investment advisory fees are recorded when the services have been completed.

Commissions Receivable

Receivables are primarily due from various financial/investment companies. Losses from uncollectible receivables are recorded when it is probable that a receivable is impaired and the loss can be reasonably estimated. As of the date of these financial statements, management believes that neither of these conditions existed with regards to the company's receivables and as such, an allowance for doubtful accounts has not been established.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

The Company is a wholly owned subsidiary of Holdings, and as a single member LLC it is a disregarded entity for tax purposes. All taxable amounts flow through into Holdings for the tax year 2018. Holdings has elected to be treated as a partnership for federal and state income tax purposes. All income, gains, losses and credits retain their character and pass through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. As of December 31, 2018, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

For tax years 2015, 2016 and 2017, the Company's parent, Holdings, filed a consolidated tax return that included the Company. Those returns are open for examination by federal, state, and local income tax authorities.

3. **Loans Receivable**

The Company has advanced monies to certain employees as an incentive. These non-interest bearing loans will be forgiven and included as compensation once the employees meet the length of service requirement set for them by the Company. The balance of loans receivable at December 31, 2018 was $29,878, and is included in prepaid expenses and other current assets.

4. **Furniture and Equipment**

Furniture and equipment consists of:

	Estimated Useful Life – Years	
Furniture	7	$30,850
Equipment	5	50,753
		81,603
Less: Accumulated Depreciation		78,111
		$3,492

Depreciation for the year ended December 31, 2018 was $1,917.

5. **Due From Affiliates**

Due from affiliates represents the balance in the intercompany accounts at the end of the year and amounts due to a member of Holdings. During the year, the Company and its affiliates share various expenses such as rent, employees, and other expenses, and charge each other for their respective share of such costs. At December 31, 2018, the Company is owed $32,266 from its affiliate ($152,405 increases and $143,138.67 decreases), which is included in other receivables.

During the year, the company received advances from a member of Holdings totaling $82,105 and repaid those loans for a total sum of $83,250 which $41,000 were employee loans that were personally assumed by the member, all based on the cash flow needs of the company. As of December 31, 2018, the company was owed $59 from its member.

6. **Due To Int'l FC Stone**

In February 2018, the company entered into a new agreement with its clearing broker, Int'l FC Stone. The agreement provided for among other things a note in the amount of $100,000 which is forgivable over a five year period assuming the company remains with Int'l FC Stone. At year end $18,333 of the loan had been amortized to income and the balance of the outstanding loan of $81,667, is included in accounts payable, accrued expenses and other liabilities.

7. **Employee Benefit Plan**

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2018 but carries a 401(k) liability of $5,799 for employee deferrals remitted after year end.

8. **Related Parties**

The Company and its affiliate, Revere Capital Advisors LLC ("RCA"), share various expenses including employees, rent and other expenses. These expenses are recorded in the accompanying financial statements and represent amounts for:

	Due from Affiliates	Due to Affiliates
Compensation	$ 94,800	
Occupancy		$180,000
Insurance		$ 16,470
Communications		$ 21,600
Other		$ 5,512

The Company recorded a management fee of $961,832 from Revere Wealth Management LLC ("RWM"), another wholly owned subsidiary of Holdings. The management fees are derived from investment advisory income of RWM, net of expenses. The Company incurs and pays costs for RWM and earns a management fee from RWM.

9. Indemnifications, Commitment and Contingencies

Indemnifications

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote, and therefore no contingent liability has been recorded on the Statement of Financial Condition. In the normal course of business, the Company may be named as a defendant in lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statement of the Company as of December 31, 2018.

Operating Lease

The company has entered into three new leases for office space in Florida and Massachusetts. As of December 1, 2018, a new lease for the Boca Raton office was signed which expires February 28, 2022. The Boston office lease was renewed on July 31, 2018 for three years and expires July 31, 2021 and for its new office in Lexington, MA a three year lease was signed on October 1, 2018 and it expires September 30, 2021.

Future minimum lease payments for non-cancelable leases at December 31, 2018 are as follows:

	Minimum Lease Payment
2019	$198,477
2020	$207,505
2021	$152,548
2022	$9,954
	$568,484

The total rent for the year was **$353,727**.

Regulatory Matters

During 2018, the Company was examined by FINRA, for which a final examination letter has not yet been issued. Although the ultimate outcome of the foregoing regulatory examination cannot be predicted with certainty, in the opinion of management, the outcome of this matter is not expected to have a material impact on the Company's financial condition.

Other Matters

A client of a former registered representative initiated a FINRA arbitration alleging that the client was induced to make unsuitable and excessive trades at the recommendation of the former registered representative. The arbitration has been resolved with a settlement to the former client in the amount of $85,000.

10. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2018 the Company had net capital of $161,976 which was $61,976 in excess of its minimum net capital of $100,000 under both computations.

In addition, the Company's aggregate indebtedness to net capital ratio was 2.09 to 1.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions in securities are cleared by INTL FCStone pursuant to a clearing agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2018, substantially all the amounts due from broker reflected in the statement of financial condition are positions held at and amounts due from the clearing broker. The Company is subject to credit risk should this broker be unable to fulfill their obligations.

12. **Revenue Recognition**

Effective January 1, 2018, The Company adopted the new accounting standard ASC 606 Revenues from contracts with customers using a modified retrospective method. There is no change in the recognition of revenue on principal and agency transactions in listed and over-the-counter securities or the sale of annuity contracts and advisory services performed for clients.

There are no changes to revenue previously recorded and no contract balances as of December 31, 2017 or 2018.

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the client.

The Company generates two types of commission revenue: sales based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales based commissions vary by investment product and are based on a percentage of the current market value of the investment at time of purchase. Trailing commissions are generally based on a percentage of the current market value of the clients' investment holdings and is recognized over the period of time that the services are performed that the product is held.

Other income consist of money market rebate, margin interest rebate, postage and handling rebate and interest income and is recognized as revenue on a monthly basis as earned in accordance with the companies clearing agreement.

The impact of the adoption of ASC 606 on our balance sheet as of December 31, 2018 was as follows.

Assets

	As Reported	Adjustments	Balance W/O ASC 606 Adoption
Current assets:			
Receivables from clearing broker	$132,573	0	$132,573
Other Receivables	$ 39,702	0	$39,702
Prepaid expenses and other assets	$ 63,143	0	$63,143
	$235,418	**0**	**$235,418**
Furniture and equipment, net of accumulated depreciation	$ 3,492	0	$ 3,492
Other Assets:			
Deposit accounts with clearing brokers	$361,050	0	$361,050
Security deposits	$ 25,922	0	$ 25,922
	$386,972	**0**	**$386,972**
Total Assets	**$625,882**	**0**	**$625,882**

The impact of the adoption of ASC 606 on our balance sheet as of December 31, 2018 was as follows.

	As Reported	Adjustments	Balance W/O ASC Adoption
Liabilities and Member's Equity			
Liabilities:			
Current Liabilities:			
Accounts payable, accrued expenses and other liabilities	$214,776	0	$214,776
Commissions Payable	$124,248	0	$124,248
	$339,024	**0**	**$339,024**
Members equity:			
Member's equity	$286,858	0	$286,858
Liabilities and Member's equity	**$625,882**	**0**	**$625,882**

The impact of the adoption of ASC 606 on our statement of operations for the year ended December 31, 2018 was as follows.

	As Reported	Adjustments	Balance W/O ASC 606 Adoption
Total Revenues	$4,559,192	0	$4,559,192
Total Expenses	$4,564,809	0	$4,564,809
Net Loss	$ (5,617)	0	$ (5,617)

In adopting the modified retrospective method, the company has not applied any of the transition practical expedients provided for in ASC 606.

13. Subsequent Events

Subsequent events for the Company have been evaluated through the date of the independent auditors report, which is when the financial statements were available for issue. No events or transactions have occurred or are pending that would have a material effect on the financial statements at December 31, 2018.

REVERE SECURITIES LLC

Schedule I- Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commmission

DECEMBER 31, 2018

Net capital		
Member's equity		$ 286,858
Deductions:		
Non-allowable assets:		
Furniture and equipment, net of accumulated depreciation	$ 3,492	
Prepaid Expenses	33,265	
Other assets	88,125	
		124,882
Net capital		161,976
Less the greater of:		
6-2/3% of aggregate indebtedness	22,602	
Minimum dollar net capital	100,000	$ 100,000
Excess net capital		$ 61,976
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital		$ 41,976
Aggregate indebtedness		$ 339,024
Ratio of aggregate indebtedness to net capital		209%

REVERE SECURITIES LLC
Schedule II- Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2018

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i) and (k)(2)(ii).

REVERE SECURITIES LLC
Schedule III- Reconciliations of net capital to audited financial statements
DECEMBER 31, 2018

Reconciliation of computation of net capital

1)	Net capital per FOCUS Report, Part IIA	$ 161,976
	Net capital, as computed, per Schedule I	$ 161,976
2)	Aggregate indebtedness per FOCUS Report, Part IIA	$ 339,024
	Aggregate indebtedness, as computed, per Schedule I	$ 339,024

Below is the reconciliation of the companies net capital per originally filed focus report and amended focus report, as audited.

Net capital per companies focus report (Unaudited)	$194,788
Increase in operating expenses	($35,735)
Decrease in unallowable assets	$2,923
Net capital per the companies focus report, as audited	$161,976

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69B MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
of Revere Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Revere Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Revere Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (exemption provisions) and (2) Revere Securities, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Revere Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Revere Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners CPAs PLLC

Pittsford, New York

February 28, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

REVERE SECURITIES LLC
EXEMPTION REPORT
DECEMBER 31, 2018

To the best knowledge and belief of Revere Securities LLC.

1 Revere Securities LLC has claimed an exemption from
SEC Rule §240.15c3-3 under the provisions in paragraph (k)(2)[ii].

2 Revere Securities LLC has claimed an exemption from
SEC Rule §240.15c3-3 under the provisions in paragraph (k)(2)[i] for private placements.

3 Revere Securities LLC has met the identified exemption provision in paragraphs (k)(2)[i]
and (k)(2)[ii] of SEC Rule §240.15c3-3 throughout the period from January 1 to December 31, 2018, without exception.

William Moreno
CEO
Revere Securities LLC

TEL: 585.673.2600
FAX: 585.662.5153

RDG + Partners
ACCOUNTING & CPA SERVICES

VILLAGE GREEN OFFICE PARK
69B MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member
of Revere Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Revere Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Revere Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Revere Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. ***We noted that the deductions amount on line 2c(8) did not agree with the Company's records by $22,432, and were understated. This difference did not cause an overstatement or understatement of the General Assessment amount paid by the Company, as total revenue differed by the same amount.***

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, ***We noted that the total revenue amount on line 2(a) did not agree with the Company's records by $22,432, and were overstated. This difference did not cause an overstatement or understatement of the General Assessment amount paid by the Company, as total deductions differed by the same amount (see number 1 above).***

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, ***noting no differences***;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, ***noting no differences***; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, ***noting no differences.***

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Revere Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners CPAs PLLC

Pittsford, New York

February 28, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

REVERE SECURITIES LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
YEAR ENDED DECEMBER 31, 2018

Revenues	
Total revenues (FOCUS Line 12IPart IIA Line 9)	$ 4,536,760
Additions:	
Net loss from securities in investment accounts	$ -
Total additions	-
Deductions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	
Other revenue not related either directly or indirectly to the securities business	1,083,565
Greater of:	
Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income	-
40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)	101,994
Total deductions	1,185,559
SIPC net operating revenues	$ 3,351,201
SIPC general assessment at .0015	$ 5,027
Interest computed on late payment of SIPC 6	-
Subtotal	$ 5,027
Less: Payments	
July 12, 2018	2,776
Total payments	$ 2,776
Assessment balance due:	**$ 2,251**